January 9, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549

Re:	Till Capital Ltd.
Registration Statement on Form 20-F
Filed November 19, 2014
File No. 000-55324

Dear Mr. Riedler,

Till Capital Ltd. (“Till” or the “Company”) has received and reviewed your letter dated December 19, 2014, regarding the Commission’s review of Till’s Registration Statement on Form 20-F (File No. 000-55324) (the “Original Form 20-F”). In order to avoid the automatic effectiveness of the Original Form 20-F sixty days after the initial filing, Till has withdrawn the Original Form 20-F and filed a new Registration Statement on Form 20-F on January 9, 2015 (the “Form 20-F”). Till’s responses to your letter dated December 19, 2014 have been incorporated in the Form 20-F and as set forth below:

SEC Comment:

Registration Statement on Form 20-F

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Company Response to Comment 1:

We have revised Item 4 Section A on page 19 of the Form 20-F to disclose the following information regarding our status as an “emerging growth company”:

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 3(a) of the Exchange Act, as amended by the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b-2.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”.

In addition, we have added a risk factor on page 13 of the Form 20-F relating to our intended reliance on certain transition periods afforded to emerging growth companies.

We have elected to use the extended transition period for complying with new or revised accounting standards.

Pursuant to the United States Jumpstart Our Business Startups Act (the “JOBS Act”), we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company.” This election will permit, but not require, us to delay the adoption of new or revised accounting standards that will have different effective dates for public and private companies until those standards apply to private companies. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates.

SEC Comment:

2.

On page 17, you state that the AMB Board has decided to enter the reinsurance market. However, you have also signed a letter of intent to acquire Omega Insurance Holdings, an insurance company. Please expand your disclosure to explain more fully your planned business activities, particularly the interactions between your insurance and reinsurance businesses and the limitations imposed by the respective regulatory authorities on these activities.

Company Response to Comment 2:

We have inserted the following additional paragraph as the final paragraph to its discussion of the “Acquisition of Omega Insurance Holdings Inc.” beginning on page 35 of the Form 20-F.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Expected Relationship between RRL and Omega

The Company expects OFSI will approve the Company’s acquisition of Omega in the first quarter of 2015. On the closing of the acquisition, the Company’s wholly owned subsidiaries will include Omega, a Canadian insurance company, and RRL, a Bermuda reinsurance company. The Company expects Omega and RRL will operate substantially independently of each other, continue their separate business activities and operations, and maintain their distinct legal and governance structures as described above and elsewhere in this Form 20-F. As a reinsurance company, we expect RRL may pursue underwriting reinsurance risks of Omega that are otherwise within RRL’s underwriting guidelines. Such reinsurance contracts between RRL and Omega, if any, will be written on terms and conditions that Omega would offer to and write with third party reinsurers. The Company does not expect that reinsurance contracts written between Omega and RRL, if any, will be limited by the respective regulatory authorities in Canada and Bermuda solely as a result of the Company’s common ownership of Omega and RRL.

SEC Comment:

3.	Please explain your plans for the natural resource and mining businesses operated by AMB, SPD and GPY, which appear to have had and will have a significant impact on your financial condition and results of operations. In this regard, explain your basis for concluding that you had only one operating segment in the reinsurance industry for the six months ended June 30, 2014, given related disclosure on page F-52.

Company Response to Comment 3:

It is important to distinguish Till from its wholly owned subsidiary, RRL. As a parent holding company, Till may pursue investments or acquisitions, such as Omega, in the financial services or other industries – although it has no current plans to do so, except for the pending acquisition of Omega. RRL is a reinsurance company and maintains an investment portfolio to support the capital requirements of its reinsurance business. As part of the reorganization completed in April 2014, various royalty interests and equity investments in the resource sector (including SPD, GPY and AMB) were contributed to the capital of RRL, and these assets now constitute a small percentage of RRL’s investment portfolio. The significant majority of RRL’s investments are cash and marketable securities.

Neither Till nor RRL directly hold (or plan to hold) any operating assets in the resource sector. RRL’s Investment Policy provides that 10% - 30% of its investment portfolio may be allocated to “longer term, opportunistic investments primarily (but not exclusively) focused in the resource sector where RRL expects to achieve asymmetrical returns...”

The boards of directors of SPD and GPY will determine the strategy and direction of their respective entities. The boards of Till and RRL are distinct from the SPD and GPY boards. SPD and GPY shares are marketable securities that are traded on the TSX Ventures Exchange, and neither Till nor RRL have any liabilities or capital commitments with respect to RRL’s investments in SPD and GPY. The June 30, 2014 interim financial statements of SPD and GPY are consolidated with the financial statements of RRL (and ultimately Till) under International Financial Reporting Standards because RRL’s equity investments in SPD and GPY are greater than 50%, at 63% and 54%, respectively.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Note 16 in the historical audited financial statements of AMB on page F-52 of the Form 20-F regarding segment information relates to periods prior to our reorganization in April 2014 when we entered the reinsurance business. After the reorganization, our sole business is reinsurance, although we may pursue investments in other industries, such as Omega.

SEC Comment:

Risk Factors
Risks Relating to the Investment Strategy
“ We may change our investment strategy…,” page 8

4.	You disclose here that you will initially pursue an investment strategy that will be primarily focused on natural resources. However, your disclosure on page 31 suggests that you will focus your investment portfolio on highly liquid investments with high appreciation potential, and that you expect the percentage of investments allocated to natural resource interests to range only between 10% and 30% of your portfolio. To the extent necessary, please reconcile these disclosures, and expand this risk factor to discuss the specific risks relating to your investment strategy.

Company Response to Comment 4:

On page 8 of the Form 20-F, we have revised the risk factor, “We may change our investment strategy at any time” to read as follows:

We will initially pursue an investment strategy that will focus up to 30% of our investment portfolio in the natural resources sector. However, we may change our investment strategy at any time, and there can be no assurances that we will not change this strategy materially at any time. Any change in investment strategy could expose us to different risks than those described in this section entitled “Risk Factors”. Further, an investment strategy that focuses a significant percentage of investments in one sector may experience more significant swings in valuation and investment performance than a more diversified investment strategy would experience.

SEC Comment:

“Investing in and financing junior and intermediate resource companies…,” page 9

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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5.	Please substantially expand this risk factor to describe all the material risks relating to holding a significant portion of your total investments in junior and intermediate resource companies. The revised disclosure should be specific to this class of investments and should not describe general risks that could apply to a wide variety of investments, such as exposure to credit risk.

Company Response to Comment 5:

On page 9 of the Form 20-F, we have revised the risk factor, “Investing in and financing junior and intermediate resource companies in some cases presents more risks than investing in well-established and diversified companies” to read as follows:

Investments in junior and intermediate resource companies may have a significantly higher degree of risk than many other types of investments. This risk may arise from numerous factors, including, but not limited to the following factors.

•

The valuation of junior and intermediate resource companies is highly dependent upon the properties to which they have claims. The most important aspect of a property is the resource quality, which involves the geological configuration of the ore body containing the resource (e.g., its size, depth below the surface and grade), the complexity of recovering the desired resource from the ore, the cost of production, the growth potential, the distance to a mill and any royalties and/or taxes associated with the property. Many of these attributes are only imprecisely known and may even be completely unknown. The technical data available from exploration efforts may be incomplete and/or erroneous, leading to false estimates of the resource available for extraction.

•

The value of a property is also dependent upon the infrastructure available and the associated costs to support exploration and development efforts. This includes roads, power availability, water availability, skilled labor availability and housing. In many cases, the infrastructure may be incomplete or entirely lacking, or may be prohibitively expensive. This causes considerable uncertainty in the capital expenditure that may be required in order to exploit a resource.

•

A further source of risk is the social license associated with a property. This includes multiple factors that may be only imprecisely known. Properties cannot be explored and developed without the requisite permits, and there can be no certainty that these permits will be issued. There may be substantial opposition to the issuance of permits by environmental organizations, or by the local populace or by the regional or national governments. Even when a project is eventually approved, the approvals may be substantially delayed, resulting in high holding costs with no progress on a project.

•

The legal title to a property may be subject to challenge and, in the event of government instability, existing permits and legal titles may be overturned. In addition, properties may be subject to prior unregistered liens, agreements, claims or transfers which may affect the title or permits and the resource company’s rights to the property.

•

Properties where previous mining activities have been conducted may have substantial unknown or imprecisely known historical environmental liabilities, and future mining activities may incur substantial and unpredictable future environmental liabilities.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•

Valuations of junior and intermediate resource companies are highly dependent upon competent, experienced management. Necessary management expertise spans a large range of disciplines, including executive management, financial management, geology, metallurgy, operations, engineering and social license management. There can be no certainty that a given management team will be successful in achieving their objectives, or that the needed expertise will be available.

•

The financial health of junior and intermediate resource companies is often tenuous. Since these companies may have no revenues, their continued viability is highly dependent upon their ability to raise capital in the equity and/or debt markets which are subject to varying and unpredictable market conditions. There is no guarantee that such capital will be available or that it will be available at prices that are not highly dilutive to existing shareholders or substantially burdensome to future revenues, e.g., when hedging of production at unattractive prices is required.

•

Another source of risk is the market desirability of a given company and the market conditions for the resource(s) held in its properties. A company’s market desirability is directly related to its liquidity of trading, its visibility in a crowded resource market and the float of shares available for trading. It is also influenced by the market sentiment toward companies in its sector and the market price(s) for its products. Resource markets tend to be cyclical in nature, and the depth of negative sentiment is unpredictable. There may be little or no ability to affect these factors and/or to predict their future outlooks.

•

The valuation of junior and intermediate resource companies is partially a function of their corporate responsibility in such areas as transparency, voting rights, regulatory perspectives and industry perspectives. There may be no way for investors to affect these issues, and furthermore there are no guarantees that favorable ratings will be obtained in the future.

SEC Comment:

Risks Relating to the Company
“ We have no history of operating results,” page 9

6.	You disclose that investors may not be able to compare you to other property and casualty reinsurers “because our business model and investment strategies differ from those of other insurers and reinsurers.” Please expand this risk factor to disclose the material differences to which you refer and explain how each difference may make comparisons to other reinsurers difficult.

Company Response to Comment 6:

In addition to the matters already identified and discussed regarding the risks, unknowns, initiated but not fully implemented business relationships and operating procedures, and management information systems, we have revised the referenced risk factor to include the following other material differences which may include, but are not limited to:

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•

RRL intends to focus on reinsurance contracts that have average or above frequency and low severity claims where risks are generally more predictable than compared to reinsurance contracts where claims are expected to be less frequent but more severe (i.e., catastrophic risks). Profit or loss of reinsurers who assume more predictable risks is generally less volatile and less profitable than the profit or loss of reinsurers who assume catastrophic risks. Our underwriting profit may therefore not be as profitable compared to reinsurers who assume catastrophic risks, and conversely, our underwriting losses may not be as large as reinsurers who assume catastrophic risks.

•

RRL intends to focus on reinsurance contracts that have longer periods for loss development (i.e., run-off) where premiums collected on the contracts may be held, and invested, for longer periods than reinsurance contracts where claims are expected to develop and be paid more quickly. Our investment income may therefore be higher compared to the investment income of reinsurers with contracts that have shorter loss development periods.

•

RRL intends to maintain a high capital ratio to support claim liabilities and may therefore enter into fewer reinsurance contracts than other reinsurers who may maintain a lower level of capital to support claim liabilities. As such, our underwriting profit or loss may be less than the underwriting profit or loss compared to reinsurers who maintain a lower level of capital to support claim liabilities. Conversely, our investment income may be higher compared to reinsurers who maintain a lower level of capital to support claim liabilities.

•

RRL intends to rely significantly on third-party contractors to whom we will pay commissions and incentives to evaluate and secure reinsurance contracts. Our underwriting costs may therefore be higher, and our underwriting profit lower, compared to reinsurers who do not rely on third-party contractors to evaluate and secure reinsurance contracts.

•

In addition to the availability of RRL’s assets to settle claims, RRL expects to further support a substantial amount of its insurance risks with letters of credit (“LOCs”). We will incur costs to maintain LOCs. Other established reinsurers may not enhance their claims-paying ability with LOCs. Our underwriting costs may therefore be higher compared to reinsurers who do not support their claims-paying ability with LOCs.

•

Depending on the amount and types of business made available to RRL, RRL does not initially expect to have an aged block of diversified insurance risks, either by line of business, geographic area, producer, etc. Most traditional reinsurers would have such diversity embedded in to their overall book of business and, accordingly, may not be exposed to single events and one-time loss occurrences.

•	RRL does not have a history of operations, and that absence of an operating history may affect our ability to execute our strategies and operating philosophies.

SEC Comment:

“ We expect to rely on Multi -Strat Re Ltd…,” page 10

7.	Please expand this risk factor to describe the risks relating to Multi-Strat Re’s obligation to receive prior approval for reinsurance arrangements from the Insurance Division of the BMA before writing any business.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Company Response to Comment 7:

We have expanded the Risk Factor beginning on page 10 in the Form 20-F “We expect to rely on Multi-Strat Re Ltd., brokers and other reinsurance intermediaries, which may be unwilling or unable to produce business for us” to read as follows:

We expect to rely primarily on Multi-Strat Re Ltd. (“Multi-Strat Re”) for the business we will receive. We expect that a large portion of our business will come from a limited number of intermediaries. We have entered into agreements with Multi-Strat Re pursuant to which we intend to write reinsurance business through the Multi-Strat Re platform. Multi-Strat Re is licensed as a Class 3A insurer under the Insurance Act but has not yet written any insurance business. Multi-Strat Re has a condition on its Class 3A license that it will obtain approval from the Bermuda Monetary Authority (“BMA”) prior to writing any contracts of insurance business. We understand that Multi-Strat Re is the process of sourcing insurance business and is in regular contact with the BMA about the status of such business. It is possible that the BMA will not approve specific insurance business proposed by Multi-Strat Re, in which case Multi-Strat Re will not be able to write such insurance business, and we will not be able to source such insurance business through the Multi-Strat Re platform. Loss of the Multi-Strat Re business could adversely affect our results.

SEC Comment:

“We are dependent on outsourcing…,” page 11

8.	We note your reference to passive foreign investment company (PFIC) status in this risk factor. Please add a separate risk factor in which you describe the possibility that you could be deemed to be a PFIC if the IRS does not believe you qualify for the insurance company exemption found in the Federal Tax Code and disclose the related risks to investors.

Company Response to Comment 8:

We have inserted the following additional risk factor under the heading “Risks Relating to Taxation” that begins on page 15 of the Form 20-F:

U.S. holders who hold our shares may be subject to adverse U.S. tax consequences if we are considered to be a passive foreign investment company for U.S. federal income tax purposes.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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If we are considered to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, a U.S. Holder (as defined below) who owns any of our shares may be subject to adverse U.S. federal income tax consequences, including a greater tax liability than might otherwise apply and an interest charge on certain taxes that are deferred by virtue of our non-U.S. status. In general, either we would be a PFIC for a tax year if: (i) 75% or more of our income constitutes “passive income” or (ii) 50% or more of our assets (by value) produce or were held to produce “passive income,” based on the quarterly average of the fair market value of such assets. Passive income generally includes interest, dividends and other investment income but does not include income derived in the active conduct of an insurance business by a corporation predominantly engaged in an insurance business. This exception for insurance companies is intended to ensure that a bona fide insurance company’s income is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. However, there is very little authority as to what constitutes the active conduct of an insurance business for purposes of the PFIC rules. The IRS has notified taxpayers in IRS Notice 2003-34 that it intends to scrutinize the activities of certain insurance companies located outside of the United States, including reinsurance companies that invest a significant portion of their assets in alternative investment strategies, to determine whether such companies qualify for the active insurance company exception in the PFIC rules.

We did not actively engage in an insurance business in our tax year ended December 31, 2014 and we believe that we were classified as a PFIC for such tax year. Whether we are classified as a PFIC in our current tax year ending December 31, 2015 or subsequent tax years will depend, in part, on whether we are actively engaged in insurance activities that involve sufficient transfer of risk and whether our financial reserves are consistent with industry standards and are not in excess of the reasonable needs of our insurance business during such years. Accordingly, we cannot assure you that we will not be a PFIC in our current tax year or future tax years or that the IRS will agree with any determination by us that we are not a PFIC. Prospective investors are urged to consult their own tax advisors to assess their tolerance of this risk.

If a U.S. Holder holds our shares during any tax year in which we are treated as a PFIC, such shares will generally be treated as stock in a PFIC for all subsequent years. The consequences of us being treated as a PFIC and certain elections designed to mitigate such consequences, including a “Protective QEF Election,” are discussed in more detail under the heading “Certain United States Federal Income Tax Considerations”. If you are a United States person, we advise you to consult your own tax advisor concerning the potential tax consequences to you under the PFIC rules and to assess your tolerance of this risk.

SEC Comment:

“We are reliant on key employees,” page 12

9.	Please disclose the identities of the key employees on which you rely and disclose whether you maintain employment agreements with these key employees.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Company Response to Comment 9:

On page 12 of the Form 20-F, we have revised the risk factor, “We are reliant on key employees” to read as follows:

Various aspects of our business will depend on the services and skills of key personnel, including our Chief Executive Officer, Chief Investment Officer and Chief Financial Officer. We may enter into employment contracts and take other steps to encourage the retention of certain management personnel, and to identify and retain additional personnel, but there can be no assurance that we will be able to attract and retain key personnel. We currently have employment contracts with our Chief Executive Officer and Chief Financial Officer.

SEC Comment:

Information on the Company
History and Development of the Company, page 17

10.	Please revise this section to present a clear and straightforward summary of your transition from a company with no operations to your present status. In this regard, we note that AMB began a series of transactions in December of 2013 (the Reorganization) prior to and continuing after the reverse acquisition transaction between AMB and the registrant in April of 2014 (the Arrangement). Additionally, please file all material exhibits related to both the Reorganization and the Arrangement. Those agreements would include the agreements between AMB and GPY, SPD and Kudu, as well as the agreements between Till Capital and AMB.

Company Response to Comment 10:

We have revised the information on the history and development of the Company beginning on page 17 of Form 20-F to include the following revised second paragraph under Item 4A:

On April 17, 2014, we were acquired by AMB in a reverse takeover by way of plan of arrangement under the BCBCA (see further discussion of “The Arrangement” below). Prior to the reverse takeover, we were a startup reinsurance company and AMB was a development stage exploration company with significant liquid assets as well as interests in mineral and royalty properties. AMB orchestrated the plan of arrangement in April 2014, including the reverse takeover, to transition its business model to the reinsurance industry, increase its liquid investment portfolio and adopt a low-cost business structure while continuing to hold equity interests in select mineral exploration companies. The plan of arrangement included the sale of assets to, as well as additional equity investments in Silver Predator Corp. (TSX:SPD) (“SPD”), and Golden Predator Mining Corp. (TSX:GPY) (“GPY”) (formerly known as Northern Tiger Resources Inc. (TSXV:NTR)). Additionally, the Company purchased the cash and marketable securities portfolio of Kudu. After completion of the plan of arrangement, the Company became a startup reinsurance company with a portfolio of marketable securities and equity investments including controlling interests in SPD and GPY, as well as a portfolio of mineral and royalty properties in North America. The Company’s shares commenced trading as Till Capital Ltd. (symbol TIL) on the TSX Venture Exchange upon completion of the arrangement.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We have added the following disclosure after the first paragraph under the heading “The Arrangement” on page 17 of the Form 20-F:

In the Reorganization, Golden Predator US Holding Corp., a wholly-owned subsidiary of AMB (“GPUS”), sold all of the issued and outstanding shares of Springer Mining Company (“Springer”) and Nevada Royalty Corp. (“NRC”) to SPD pursuant to the terms of a share purchase agreement (the “SPD Share Purchase Agreement”). Under the SPD Share Purchase Agreement, the purchase price for the Springer and NRC shares was satisfied by issuing SPD shares valued at US$500,000 and a convertible promissory note in the principal amount of US$4,500,000 bearing interest at 4% per annum and payable over a period of three years (the "SPD Note"), granting GPUS certain royalty interests in all SPD properties and directing NRC and Springer to grant GPUS certain royalty interests in all NRC and Springer properties (the "SPD Consideration"). SPD has the right to elect to pay the amounts due under the SPD Note, including interest, either in cash or by issuance of SPD Shares. A copy of the SPD Share Purchase Agreement is attached hereto as Exhibit 4.12.

Pursuant to the terms of a share purchase agreement between AMB and Multi-Strat Holdings (the “RH Share Purchase Agreement”), AMB acquired all of the issued and outstanding shares of RH for an aggregate purchase price of approximately $1,300,000. Following that acquisition and completion of the Arrangement, AMB contributed certain assets to RH’s wholly-owned subsidiary, Resource Re Ltd. In exchange for this transfer of assets, RH assumed AMB’s liabilities in respect of certain employment contracts, leases and other liabilities. A copy of the RH Share Purchase Agreement is attached hereto as Exhibit 4.13.

We have revised the first sentence of the second paragraph under the heading “The Arrangement—Result of the Arrangement” on page 18 of the Form 20-F to read as follows:

In the Arrangement, we acquired a portfolio of cash, marketable securities and illiquid securities from Kudu in exchange for 1,805,895 of our shares pursuant to an asset purchase agreement between Kudu and RH (the “Kudu APA”). A copy of the Kudu APA is attached as Exhibit 4.15 hereto.

We have added the following disclosure after the second paragraph under the heading “Result of the Arrangement” on page 18 of the Form 20-F:

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Following completion of the Arrangement, which resulted in AMB becoming a wholly-owned subsidiary of the Company, the Company sold all of the issued and outstanding shares of AMB to NTR pursuant to the terms of a share purchase agreement (the “NTR Share Purchase Agreement”). In exchange, NTR paid a cash purchase price of $5,250,000, granted the Company certain royalties on properties held by NTR and directed AMB to grant the Company certain royalties on the Brewery Creek Project and other Yukon properties held by AMB. A copy of the NTR Share Purchase Agreement is attached hereto as Exhibit 4.14.

In addition, following completion of the Arrangement, the Company subscribed for additional shares of SPD having an approximate value of US$1,800,000 on a private placement basis. After this financing, we hold approximately 63% of the issued and outstanding SPD shares. A copy of the subscription agreement relating to this financing is attached hereto as Exhibit 4.16.

Additionally, we have included the following exhibits relating to both the Reorganization and the Arrangement:

4.11      Arrangement Agreement dated as of February 18, 2014 between Americas Bullion Royalty Corp. and Resource Holdings Ltd.

4.12      Share Purchase Agreement between Silver Predator Corp. and Golden Predator US Holding Corp.

4.13      Share Purchase Agreement between Americas Bullion Royalty Corp. and Multi-Strat Holdings Ltd.

4.14      Share Purchase Agreement between Northern Tiger Resources Inc. and Resource Holdings Ltd.

4.15      Asset Purchase Agreement between Resource Holdings Ltd. and Kudu Partners, L.P.

4.16      Subscription Agreement between Resource Holdings Ltd. and Silver Predator Corp.

SEC Comment:

Business Overview
Underwriting, page 22

11.	Please briefly disclose the types of business you expect will be excluded under the underwriting guideline discussed in the fourth bullet in this section.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Company Response to Comment 11:

The types of non-acceptable risks and exposures that RRL will not underwrite include, but are not limited to (i) war and civil risks, (ii) nuclear risks, (iii) windstorms, earthquake, flood, and terrorism risks, (iv) cybersecurity exposures, (v) asbestos and environmental risks, and (vi) master policies issued to a risk group, association, or an organization that solicits its members under a mass marketing program. However, excluded risk exposures of an incidental nature may be included in business to be underwritten. Additionally, RRL does not intend to underwrite life or health insurance.

SEC Comment:

Investment Strategy, page 31

12.	You disclose some details about your investment guidelines in this section, but you do not discuss the extent to which you will invest in each class (for example, equity versus debt), nor do you discuss the specific characteristics of each of these classes of investments. Please expand the discussion accordingly, and include, for example, the characteristics of any type of debt instruments in which you may invest, including the issuer, rating requirements, liquidity requirements, maturity range, etc. To the extent that you will pursue equity investments, you should discuss any limitations or requirements as to the type of equities you will purchase. If you may devote a portion of your portfolio to non-equity or debt investments such as mortgages or other investments, you should provide the appropriate disclosure as to these classes as well.

Company Response to Comment 12:

We have revised our discussion of our investment guidelines on page 32 of the Form 20-F to include the following discussion of our investments in debt and equity:

Debt instrument investments may comprise up to 45% of the portfolio at any given time. Up to 40% of the portfolio may be invested in publicly traded government or corporate debt instruments with an A or better rating, having maturities from one to 30 years. Up to 5% of the portfolio may be invested in publicly traded non-rated government or corporate debt instruments having maturities from one to 30 years.

Equity investments may comprise up to 100% of the portfolio at any given time, and generally shall comprise at least 45% of the portfolio. Up to 10% of the portfolio may be invested in private equities, with the remaining equity investments comprised of publicly traded equities. Up to 40% of the portfolio may involve strategic equity investments in publicly traded equities, in some cases of such size relative to the outstanding shares as to require filing with appropriate regulatory authorities. However, no more than 10% of the portfolio shall be invested in any one issue. We also conduct active proprietary trading in highly liquid equities, futures and options markets. The amount of capital committed to margin requirements for this active trading may range up to 50% of the portfolio. Positions are typically held for a very short term, and are often closed out daily.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment:

Item 5. Operating Review and Prospects, page 37

13.	Please provide a discussion of critical accounting estimates that expands on the information provided on pages F-36 and F-37. In particular, disclose the methods and key assumptions used in estimates underlying your accounting for impairment, business combinations, asset acquisitions between entities under common control, sale of royalty rights and mineral interests, stock compensation and embedded derivative instruments.

Company Response to Comment 13:

Impairment of tangible and intangible assets – We assess at each reporting period, in accordance with IAS 36, Impairment of Assets, whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, we estimate the recoverable amount of the asset and compare it to the asset’s carrying amount. The recoverable amount is the higher of the fair value less cost to sell and the asset’s value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the statement of loss during the period.

In addition, we assess mineral resource assets in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, which modifies the requirements in IAS 36 with respect to the indications of impairment; and the level at which impairment is tested. IFRS 6 applies only to exploration and evaluation (“E&E”) expenditures, which are defined as expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 does not apply to expenditures incurred:

•	Before the exploration for and evaluation of mineral resources, such as expenditures incurred before an entity has obtained the legal rights to explore a specific area.
•	After the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

IFRS 6 requires E&E assets to be assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. According to IFRS 6, one or more of the following facts and circumstances indicate that an entity should test E&E assets for impairment:

•	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
•	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•

Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

•

Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale.

Where indications of impairment were evident we used the following key assumptions, factors and methods in computing estimates for purposes of determining asset impairments:

•	Independent evaluation of fixed asset values;
•	Updated metallurgical studies completed for mineral properties and royalties;
•	Net present value calculations related to projected production costs, commodity prices, discount rates and other items to determine mineral property values based on future cash flows, and
•	Estimated fair value of proceeds to be received on disposal.

Business combinations – We account for business combinations using the guidelines specified in International Financial Reporting Standard 3 – Business Combinations. We apply the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain ownership of the assets is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. We recognize identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

Asset acquisitions between entities under common control – We have had no acquisitions between entities under common control and therefore do not include a policy regarding this in our disclosures.

Sale of royalty rights and mineral interests – Mineral interest acquisition costs, including exploration and evaluation assets transferred, are capitalized until production is achieved or the interest is sold, abandoned, or impaired. Mineral interests are derecognized upon disposal. Gains and losses on disposal are determined by comparing the fair value of the proceeds from the disposal with the carrying amount of the item and are recognized in profit or loss.

Share-based compensation – We grant share based awards in the form of share options in exchange for the provision of services from certain employees, officers, and directors. The share options are equity settled awards. We determine the fair value of the awards on the date of grant. This fair value is charged to loss using a graded vesting attribution method over the vesting period of the options, with a corresponding credit to contributed surplus. When the share options are exercised, the applicable amounts of contributed surplus are transferred to share capital. At the end of the reporting period, we update our estimate of the number of awards that are expected to vest and adjust the total expense to be recognized over the vesting period.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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We account for share purchase warrants issued using the fair value method. Under this method, the fair value of share purchase warrants is determined using the Black-Scholes valuation model. Upon exercise of a share purchase warrant, consideration paid, together with the amount previously recognized in reserves, is recorded as an increase to share capital.

The key assumptions relevant to the calculation of the fair value of stock based compensation are the volatility of the share price (which is based on historic volatility), the expected life of the stock option (which is based on the history of stock option exercises) and the forfeiture rate of stock options (which is based on the history of forfeitures).

Embedded derivative instruments – Our senior secured loan facility, which was settled during the year ended February 28, 2014, included an embedded derivative related to an interest rate floor. Our estimated the fair value of the derivative liability at each period end and the change in value was recorded in the statement of loss until the loan was settled. The estimated fair value of the derivative liability was calculated based on the expected life of the loan, the related interest rate floor and the expected probability that the floor rate would be applicable.

SEC Comment:

14.	In 2014 and 2013, you experienced significant write-offs of mineral interest and property plant and equipment and gains/losses on the sale of mineral interests. Please expand your disclosure to discuss the trends underlying these operating results and the likelihood that losses from these business activities will continue in future periods.

Company Response to Comment 14:

We have expanded the disclosure of the following paragraphs of Item 5 in the Form 20-F beginning on page 40 to read as follows:

Write off of mineral interests of $35,608,923 (2013 - $40,718,193) results from the write-off of $1,298,963 of costs incurred in the current period at the Brewery Creek project, and impairment losses with respect to the Brewery Creek Project, the Gold Dome and Grew Creek properties of $17,538,777, $3,392,055 and $4,136,275, respectively, in the Yukon, as well as $2,565,181 with respect to the Adelaide property in Nevada. In 2013, the write-off includes $16,213,050 related to the Brewery Creek Project, the impairment loss of $7,835,612 related to the Taylor, Nevada property, and AMB writing off the Clear Creek ($3,692,165) and Livingstone ($4,353,291) properties, and portions of the Rogue and Selwyn properties after analysis of drilling results. The write-offs stem primarily from significant decline in precious metal market prices and overall depressed conditions in the resource sector, as well as strategic management decisions to drop certain properties. We do not expect to incur significant write offs or impairment losses with respect to mineral interests in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of mineral interests are not expected to decline further. However, the resource sector is volatile by nature and additional write-offs and impairment losses are possible.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Write off of property, plant and equipment of $2,378,772 (2013 – $793,278) includes approximately $2.1 million relating to the Taylor and Humboldt Mill sites in Nevada to their realizable value; the prior year write- off comprises the $793,278 write-down of the Humboldt Mill site. We do not expect to incur significant write-offs of property, plant and equipment in future periods as we believe the resource sector conditions have substantially bottomed out and the net recoverable amounts of property, plant and equipment are not expected to decline further. However, the resource sector is volatile by nature and additional write-offs and impairment losses are possible.

SEC Comment:

15.	Please expand the disclosure to more fully explain why a tax recovery of $2,594,565 due to the reversal of tax liability on gains from sales of royalty properties was recognized.

Company Response to Comment 15:

We have revised the paragraph relating to “Deferred income tax recovery” in Item 5 of the Form 20-F beginning on page 38 to read as follows:

Deferred income tax recovery of $2,594,565 is the result of the carry back of the current period U.S. tax loss recognized on the sale of Nevada Royalty Corp., which fully offsets the U.S. tax liability on gains from sales of U.S. royalty properties recognized in the prior year. The loss on the sale of Nevada Royalty Corp. occurred as part of our reorganization in April 2014.

SEC Comment:

Item 18. Financial Statements
Unaudited Pro Forma Consolidated Financial Information, page 82

16.	Please explain how the following pro forma adjustments comply with guidance in Article 11 of Regulation S-X.

•	How Till Capital’s issuance of preferred shares in a private placement is factually supportable,
•	The reversal of impairment recorded in SPD and GPY, which in the pro forma presentation is considered to have been recorded prior to the Arrangement.

In addition, explain your consideration of guidance in IFRS 6 in capitalizing GPY’s mineral exploration costs, which previously had been recognized as an expense. In particular, explain how you determined the technical and commercial viability of the GPY mineral properties, for which costs were capitalized.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Add a note explaining how the amounts in the column titled “Silver Predator Corp.” were determined in reference to the financial statements of Silver Predator.

Company Response to Comment 16:

We intend to raise capital in a private placement and have issued a private placement memorandum detailing the terms of the placement. We have had and are continuing to have market discussions with qualified prospective investors regarding this private placement memorandum and expect to raise the capital in the first quarter of 2015.

The impairment transactions were reversed for purposes of the pro forma financial presentation in compliance with Article 11 of Regulation S-X, which states that the pro forma adjustments related to the pro forma condensed income statement shall include adjustments that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We determined that the impairment recorded in SPD and GPY was considered to be recorded prior to the transaction and were not expected to have a continuing impact on the registrant. The impairments will not have a continuing impact on the earning of the registrant and were therefore reversed for purposes of evaluating the pro forma income of the go forward entity.

AMB had different accounting policies than GPY with respect to mineral exploration costs. GPY expenses mineral exploration costs on their statements of comprehensive loss, while AMB capitalized mineral exploration costs on their consolidated statements of financial position. Both accounting policies are acceptable methods pursuant to IFRS. The pro forma adjustments were made to align GPY’s treatment of exploration costs with AMB’s accounting policies. In this case, the parent Company had a policy of capitalizing mineral and exploration costs, so the adjustment was made to the pro forma and will be made during consolidation of the Company’s financial statements going forward, but GPY will continue to expense mineral and exploration costs on their stand-alone books as IFRS 6 restricts changes to the accounting policy that GPY has already elected.

The technical and commercial viability of the GPY mineral properties was determined by expert geologists hired by the Company who perform sampling and testing to determine the viability of the mineral properties. These expert geologists are “qualified persons” as defined by Canadian National Instrument 43-101.

SPD had a May 31 fiscal year end and therefore, as of the date of the balance sheet for these pro forma financial statements, the most recent audited annual financial statements were as of May 31, 2013. Accordingly, for purposes of the pro forma financial statements, a balance sheet for SPD was derived by using interim balance sheet as of February 28, 2014. The numbers used in the pro forma statement of income (loss) for SPD were calculated as follows: (1) starting with the statement of income for twelve months ended May 31, 2013, (2) subtracting the line items from the statement of income for nine months ending February 28, 2013, and (3) adding the line items from the statement of income for the nine months ending February 28, 2014.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment:

Notes to Condensed Consolidated Interim Financial Statements Reorganization Plan, page F-8

17.	You state the share exchange between Till Capital and AMB was recorded as a reverse takeover. However, your disclosure also indicates that AMB purchased all outstanding shares of Till Capital from MultiStrat Holdings for $1.3 million in cash. Revise the disclosure to indicate why AMB was considered the accounting acquirer and Till was the legal acquirer when it appears AMB purchased the shares of Till from MultiStrat for cash.

Company Response to Comment 17:

We respectfully submit that the disclosure regarding the reorganization in the Notes to the Consolidated Interim Financial Statements beginning on page F-18 of the Form 20-F is correct. AMB did in fact purchase all the shares of Till from MultiStrat for cash. As further steps in the concurrent reorganization, AMB reconstituted the board of Till and made a capital contribution of cash and other assets; shareholders of AMB then exchanged their AMB shares for shares of Till. As a result of the share exchange, Till is the parent company and legal acquirer. However, AMB was the accounting acquirer in the reorganization because of the continuity of its directors and management, and because AMB’s net assets were significantly greater than Till’s net assets at the time of the reorganization.

Please see also our response to your comment 19 for a more fulsome discussion of this matter.

SEC Comment:

18.	You disclose that AMB shares held by Till Capital were exchanged with GPY for certain royalties, a convertible promissory note and 1.5 million of its shares, which appears to indicate that these shares were never transferred to the former owners of Resource Holdings Ltd. Explain your consideration of this transaction in determining your accounting treatment for the acquisition of Resource Holdings Ltd.

Company Response to Comment 18:

We wish to emphasize that Resource Holdings Ltd. changed its name to Till Capital Ltd. in February 2014, before it was acquired by AMB, but after the issuance of its December 31, 2013 audited financial statements that are included in the Form 20-F beginning at page F-56. It was therefore Till Capital Ltd. that was acquired by AMB and a party to our April 2014 reorganization transaction.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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After the share exchange discussed in the response to Comment 17 above (i.e., when AMB shareholders exchanged their AMB shares for Till Capital Ltd. shares, and AMB therefore became a wholly-owned subsidiary of Till Capital Ltd.), Till Capital Ltd. then exchanged its shares in AMB with GPY for the consideration listed above. The former owners of Resource Holdings Ltd. (which changed its name to Till Capital Ltd. prior to its acquisition) received $1.4 million in an “all cash” transaction, and therefore the shares of AMB would not have been expected to be transferred to the former owners of Till Capital Ltd. (formerly known as Resource Holdings Ltd.).

SEC Comment:

19.	Till Capital issued 1,805,895 shares to Kudu Partners, which appears to represent an approximate 50% interest in the Company. In your response, please describe how this transaction affected your conclusion that AMB was the accounting acquirer in the formation transactions.

Company Response to Comment 19:

We considered the following factors when arriving at the conclusion that AMB was the accounting acquirer in the formation transactions:

According to IFRS 3 – Business Combinations the guidance in IFRS 10 – Consolidated Financial Statements is used to identify the acquirer in a business combination, i.e. the entity that obtains “control” of the acquiree. (IFRS 3.7)

In addition, IFRS 3 provides additional guidance to be considered when determining the accounting acquirer.

•

The acquirer is usually, but not always, the entity issuing equity interests where the transaction is effected in this manner, however the entity also considers other pertinent facts and circumstances including: (IFRS 3.B15)

o The composition of the governing body and senior management of the combined entity
•	The acquirer is usually the entity with the largest relative size (assets, revenues, or profits) IFRS 3.B16
•	For businesses involving multiple entities, consideration is given to the entity initiating the combination, and the relative sizes of the combining entities. (IFRS 3.B17)

In considering the above guidance we took account of the following:

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•	AMB initiated and orchestrated the transaction and the Board of Directors and senior management of AMB remained with Till after the reorganization.
•	The shares of Till issued to Kudu Partners represented less than 50% of the shares issued in the reorganization.
•	The carrying value of the AMB assets was greater than that of the assets of Kudu Partners.
•	The estimated fair value of the AMB assets, based on AMB’s market capitalization, exceeded the estimated fair value of the assets of Kudu Partners.

As a result of the above factors, we concluded that AMB was the accounting acquirer in the formation transactions.

SEC Comment:

5. Investments, page F-14

20.	At June 30, 2014, you recognized investments of $9.8 million under the caption, “large capital long-short strategy,” and related liabilities of $10.4 million under the caption, “securities sold not yet purchased.” Please explain how these investment activities comply with the investment strategy and guidelines described on pages 31-33, particularly the 70% limitation governing all short positions. Also, tell us why you do not further disaggregate these amounts (by industry for example). In addition, under Liquidity and Capital Resources on page 46, describe any known uncertainties governing these investments and explain how your planned management of these assets is intended to affect future liquidity and results of operations. Revise your disclosures accordingly.

Company Response to Comment 20:

The majority of the two long and short investments cited in this question refer to positions held in a separately managed account with Courant Capital Management (“Courant”), in which we invested $10 million in May 2014. The Courant investment is explicitly identified in our Investment Policy document, which provides:

“Pursuant to an Investment Management Agreement between Advisers and Courant Capital Management LLC (Courant), Courant will manage a portion of RRL’s highly liquid assets through their Large-Cap Market Neutral Fund LP. The stocks traded by Courant are limited to a universe of about 600 high capitalization liquid stocks (S&P 500 and similar companies).”

Courant employs a market-neutral, long/short investment strategy, typically being fully-invested in approximately balanced long and short positions, the latter being necessary in order to achieve market neutrality. Thus, on the reporting date of June 30, 2014, Courant held $9.8 million in long positions and $10.4 million in short positions, in keeping with this investment strategy. This investment is not required to comply with the 70% limitation governing short positions cited in the investment strategy and guidelines for the company’s internal portfolio on pages 31-33 of the Form 20-F.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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The Courant investment strategy involves a statistical approach to identifying large-cap U.S. listed equities that are considered to be either over-valued or under-valued on a short-term basis (typically days to weeks). These candidates are drawn from a universe of typically the top 600 U.S. listed equities by market cap. Courant takes short positions in up to approximately 20% of the equities in this universe, i.e., those that are considered the most over-valued, and long positions in up to approximately 20% of the equities considered the most undervalued. A uniform maximum dollar amount of capital is allocated to each of these positions. Adjustments to the portfolio are made on a daily basis in response to relative changes in the comparative prices of all equities in the universe considered. Thus on any given day, the long and short positions in the Courant portfolio vary as to which equities are involved, but the dollar amount allocated to each long and short position is targeted to be roughly equal, with the totals targeted roughly to equal the leverage limits of the account. Since it is statistically based, this investment strategy is agnostic with respect to industry sectors, focusing exclusively upon over/under valuations of equities within the subject universe.

Till is intimately familiar with the Courant investment strategy, and their portfolio is monitored by us on an intraday basis. As explained in footnote (1) on page F-15, we hold an equity position in Courant, and thus have contributed technical assistance to enhancements of their strategy. Given that their long/short positions are all in large-cap, publicly traded, U.S. listed equities, and their position sizes amount to a very small fraction of the average daily volume (ADV) traded in these securities, there are no material liquidity concerns associated with this investment. Our future investment allocation to Courant will be judged strictly upon their investment performance, and may be terminated if this performance is deemed inadequate or if more attractive investments are identified elsewhere.

We have revised the disclosures under the heading “Investment Guidelines” on page 33 of the Form 20-F to reflect the fact that the Courant investments are not subject to our investment guidelines.

SEC Comment:

Income Taxes, page F-20

21.	Tell us why you do not present an amount for the expected income tax at statutory rates for June 30, 2014.

Company Response to Comment 21:

The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, i.e. the estimated average annual effective income tax rate applied to the pre-tax income of the interim period. [IAS 34.B12] This is consistent with the basic principle set out in IAS 34.28 that the same accounting recognition and measurement principles should be applied in an interim financial report as are applied in annual financial statements. Income taxes are assessed on an annual basis. Interim period income tax expense is calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to total annual earnings. [IAS 34.B13] The Company had a net loss for the four months ending June 30, 2014 and is not projecting income for the fiscal year ended December 31, 2014, so there is no expected income tax to record.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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SEC Comment:

Notes to Consolidated Financial Statements for Americas Bullion Royalty
Corp 3. Significant Accounting Policies,
Valuation of mineral interests, page F-36

22.	Please explain how your accounting policy complies with guidance in IFRS 6, particularly paragraphs 9-11.

Company Response to Comment 22:

From Page F-36: Our accounting policy for mineral interests is set out in note 3(j) on page F-34. It states that “Costs directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired”. Such costs include those expenditures set out in paragraph 9 (a) to (f) of IFRS 6. Our policy also states that once a development decision has been made the related capitalized costs are transferred to mining assets. This is in accordance with the guidance in paragraph 10 of IFRS 6. Our mineral interests policy does not make specific reference to obligations arising from exploration and evaluation activities, as referred to in IFRS paragraph 11, because such amounts are immaterial.

The discussion under ‘Valuation of minerals interests’ on page F-36 referred to in your comment was intended to point out that it is possible that exploration and evaluation assets may be written off or down from time to time based on facts and circumstances.

SEC Comment:

10. Mineral Interests, page F-42

23.	Please demonstrate how your impairment calculations complied with guidance in IAS 36 (paragraphs 7-17) and IFRS 6 (paragraphs 18-22).

Company Response to Comment 23:

As a result of the reorganization transaction completed in April 2014, management identified an impairment indicator, as set out in IAS 36 paragraph 12, in that the estimated fair value of the proceeds expected to be received for the various AMB assets that were subject to the agreements with each of SPD and NTR were less than the related carrying values of the assets. Management also noted that other impairment indicators existed, such as the market capitalization of AMB being below its net asset value and the continuing decline of precious metal commodity prices.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Accordingly, management was required to estimate the net recoverable amount of AMB’s long lived assets as at February 28, 2014. Management determined that the most appropriate method of doing so was to estimate the fair value of the proceeds that would be received under the agreements with SPD and NTR. In the case of both of the proposed disposal agreements, because the estimated fair value of the proceeds was less than the carrying values of the related assets, the consideration was allocated between the related assets on a judgmental basis.

In the case of the assets to be sold to SPD, the majority of the proceeds were attributed to the Springer Mill as a result of the recent transaction involving the Springer Mill. Working capital items and reclamation bonds were valued at their carrying values.

In the case of the assets to be sold to NTR, the majority of the proceeds were attributed to the Brewery Creek project because it is a development stage project and is at a much more advanced stage than any of the exploration and evaluation assets included in the package to be sold to NTR. The Brewery Creek project had already been written down to $10 million as at November 30, 2013 to reflect impairment indicators that had arisen. Working capital items and reclamation bonds were valued at their carrying values.

The following other material exploration and evaluation assets were also subject to impairment charges in 2014:

     -      Adelaide and Tuscarora;
     -      Angels Camp; and
     -      Taylor.

Based on the guidance in IFRS 6 paragraph 20, we noted identified impairment indicators for Adelaide and Tuscarora, Angels Camp and Taylor whereby the carrying amounts of these projects were not expected to be recovered in full from their disposal based on the terms of the related agreements. In each case, the difference between the estimated fair value of the proceeds from disposal and the carrying amount of the related project was recorded as an impairment charge.

SEC Comment:

12. Debt and Derivative Liability, page F-47

24.	With regard to the gain on debt settlement of $11.4 million and the gain on sale of the eighteen royalties of US$17.6 million, tell us:

•	How the gain amounts were computed in Canadian dollars,
•	Why you present two separate gains when the amount of the loan was applied towards the purchase price of the royalties

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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•	Any supporting authoritative literature you relied upon, and
•	How the carrying value of the royalty interests was determined.

In this note you disclose amounts in US dollars only. Please tell us your consideration of disclosing the amounts in Canadian dollars also since the financial statements are presented in Canadian dollars. This comment applies throughout the financial statements.

Company Response to Comment 24:

The outstanding debt to the lender was translated from US$11.2 million to Canadian dollars using the exchange rate on the date of the transaction and that amount was used to calculate the $11.4 million debt settlement that was reported in Canadian dollars. The US$17.6 million gain was translated into Canadian dollars using the exchange rate on the date of the transaction and the amount reported in Canadian dollars was $18.4 million.

In November 2013, we entered into two different agreements for (1) an option with respect to settlement of a long term debt facility, and (2) a Purchase and Sale Agreement for the sale of certain royalty interests. The consideration in both agreements was expressed in U.S. dollars and, so the Company’s disclosure of the terms of the agreements is also in U.S. dollars. The two agreements are summarized as follows:

1.

AMB executed an amendment to its debt agreement with MF Investment Holding Company I Limited (the “Lender”) whereby the Lender received a right to acquire a package of royalties for US$22.8 million in consideration for the settlement of the outstanding debt to the Lender of US$11.2 million.

2.	Nevada Royalty Corp. (a U.S. subsidiary of AMB) executed a Purchase and Sale Agreement with Orion Royalty Company LLC whereby it received US$22.8 million for the sale of 18 royalty interests.

The agreements are distinct and separate contracts between distinct and separate parties, and therefore we recorded and disclosed them as separate transactions in its consolidated financial statements.

The carrying value of the royalty interests was determined by the historical cost of each royalty interest and 1) adding any additional investments made and 2) subtracting any dispositions.

SEC Comment:

Other Comments

25.	Please note that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when all of our comments are cleared.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com

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Company Response to Comment 25:

As noted above, we have withdrawn the Original Form 20-F in order to avoid the automatic effectiveness of the Original Form 20-F sixty days after the initial filing and have filed the Form 20-F in response to your comments.

26.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company Response to Comment 26:

We have submitted Exhibits 4.11 through 4.16 with the Form 20-F.

27.	We will deliver comments, if any, on your confidential treatment request under separate cover.

Company Response to Comment 27:

We acknowledge that the Staff will deliver comments, if any, on our confidential treatment request under separate cover.

* * * * * * * * * * * * * * * * * * * * * * * * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 208-719-0134 if you have any additional questions or need any further clarification.

Sincerely,

/s/ Timothy P. Leybold
Timothy P. Leybold
Chief Financial Officer
Till Capital Ltd.

Till Capital Ltd.
Continental Building, 25 Church Street, Hamilton HM 12, Bermuda | Tel: 208-635-5415 | www.tillcap.com